UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-40086

PORTAGE BIOTECH INC.

(Translation of registrant's name into English)

Clarence Thomas Building, P.O. Box 4649, Road Town, Tortola, British Virgin Islands, VG1110

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

INCORPORATION BY REFERENCE

This report on Form 6-K (including any exhibits attached hereto) shall be deemed to be incorporated by reference into the registration statements on Form S-8 (File No. 333-275842) and Form F-3 (File No. 333-286961) of Portage Biotech Inc. (including any prospectuses forming a part of such registration statement) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Share Subscription Agreement

On June 5, 2025, Portage Biotech Inc., a company formed under the laws of the British Virgin Islands (the “Portage”), and Compedica Holdings Limited, a company formed under the laws of the Isle of Man (“Compedica”), entered a mutual Subscription Agreement (“Subscription Agreement”). Pursuant to the Subscription Agreement, Portage issued 625,000 ordinary shares at a per share price of $8.00 in exchange for 1,165,501 shares of Compedica with a value of $4.29 per share, in a transaction valued at $5,000,000. Compedica purchased 37.8% of Portage based on the issued and outstanding ordinary shares of Portage immediately prior to the consummation of the Subscription Agreement, resulting in ownership of 27.4% of the issued and outstanding ordinary shares of Portage immediately after the consummation of the Subscription Agreement.

Compedica is developing the OptiPulse® medical device to improve the treatment of diabetic foot ulcers, which afflict approximately 18.6 million people worldwide and a fiveyear mortality rate of approximately 30%, comparable to a cancer diagnosis. Compedica has developed a novel approach to reduce the burden of care and improve outcomes in this area of intense unmet medical need.

The Portage ordinary shares were sold pursuant to an exemption under the Securities Act of 1933, as amended, under Regulation S, and were issued as “restricted stock.” Compedica was granted registration rights on a resale basis, upon demand, while the shares are restricted stock and Compedica is not otherwise able to sell the shares in the public market. The Portage ordinary shares acquired by Compedica are not subject to any lock up arrangement. Portage will reimburse Compedica for up to $50,000 of its legal fees in the transaction. Compedica was also granted the right to have an observer attend board meetings and review written consents of the board of directors, subject to being restricted from access (including participation in the meeting) to confidential or market sensitive information without a non-disclosure obligation with respect to such information. There are no broker fees payable by either party to the Subscription Agreement.

If Portage enters into an equity funding arrangement, subject to the monthly working capital requirements of Portage and unless agreed otherwise by the parties in writing, for a period of 12 months from the date of the Subscription Agreement, Portage will use not less than 50% of the net funds to subscribe for new Compedica equity at a price of $4.29 per share, the intended use of proceeds to be to support the continued development of the Compedica device and its commercialization. To the extent less than 50% of the equity financing are invested in Compedica by Portage in any month (the “Shortfall”), the Shortfall amount shall be added to the obligation of the Company to fund in the next following month (and the aggregate of Shortfalls shall continue to accrue and be rolled forward for the duration of the 12 month term, with any outstanding Shortfall amount not advanced as an equity investment at the end of the 12 month term immediately due and payable (unless agreed otherwise in writing by Compedica)).

The foregoing description of the Subscription Agreement does not purport to be complete and is qualified in its entirety by reference to the Subscription Agreement, which is filed as Exhibit 10.1 to this Current Report on Form 6-K and is incorporated herein by reference.

Approval by Special Committee

To negotiate and approve the terms of the Subscription Agreement, the board of directors of Portage established a special committee thereof, consisting of Messrs. Steve Mintz, Jean-Christoph Renondin and Justin Stebbing. The committee considered the Subscription Agreement transaction, as presented to the committee. It reviewed the agreement, the overall terms of the transaction, and obligations of the parties thereto and concluded that approval of the transaction represented by the Subscription Agreement was in the best interests of Portage. In reaching the conclusion, the committee evaluated the organization and capitalization of Compedica, the financial position of Compedica based on the unaudited financial statements of Compedica for the period ended December 31, 2024 and the audited financial statements of Compedica for the period ended December 31, 2023, and the limited representations and warranties of Compedica set forth in the Subscription Agreement. The committee also considered the overall business and future potential of the business of Compedica, the state of development and regulatory approval preparation of its potential medical device, and also took into account the fact that there were synergies between Portage and Compedica as both being engaged in medical product development. The committee also considered that building a direct relationship with Compedica may be the first step of an alliance for addressing the North American market by Compedica.

Nasdaq Listing Standards

The sale of the Portage shares increased its shareholders’ equity by $5,000,000, which Portage believes will satisfy the shareholder equity deficiency under the continued listing rules of the Nasdaq Capital Market. As of the date of this Current Report, the Company believes it has stockholders’ equity well in excess of the $2.5 million requirement for continued listing pursuant to Nasdaq Listing Rule 5550(b)(1).

Unregistered Sales of Equity Securities.

Pursuant to the Subscription Agreement, the Company issued voting ordinary shares to Compedica. The issuance was exempt from registration under the Securities Act, in reliance on Regulation S. The information contained in other sections of this Current Report on Form 6-K is incorporated by reference into this part of the Form 6-K. Compedica represented that it was acquiring Portage shares for investment only and not with a view towards, or for resale in connection with a public sale or distribution thereof. The securities have not been registered under the Securities Act and such securities may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act and any applicable state securities laws. Neither this Current Report on Form 6-K nor any of the exhibits attached hereto is an offer to sell or the solicitation of an offer to buy any ordinary shares of the Company.

EXHIBIT INDEX

Exhibit No.	Description

10.1*	Subscription Agreement between Portage Biotech Inc. and Compedica Holdings, LLC, dated June 5, 2025.

99.1*	Press release dated June 9, 2025, about share sale and purchase.

_______

* Filed herewith

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 9, 2025

PORTAGE BIOTECH INC.

By:	/s/ Andrea Park
Name:	Andrea Park
Title:	Chief Financial Officer